Exhibit 12.1

Summit Midstream Partners, LP

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)
	(dollars in thousands)
Earnings
Income before income taxes	$12,661	$7,726	$42,408	$38,646	$8,296
Add (deduct):
Fixed charges	2,437	5,543	15,791	6,579	70
Capitalized interest	(493)	(1,321)	(2,784)	(3,362)	—
Total Earnings	$15,098	$13,269	$58,199	$45,225	$8,366

Fixed Charges
Interest expense	$1,880	$4,177	$12,766	$3,054	$—
Capitalized interest	493	1,321	2,784	3,362	—
Estimate of interest within rental expense	64	45	241	163	70
Total Fixed Charges	$2,437	$5,543	$15,791	$6,579	$70

Ratio of Earnings to Fixed Charges	6.20	2.39	3.69	6.87	119.51

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and an estimate of interest in rent expense.